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                           October 9, 2020

       Xun Jianjun
       Chief Executive Officer
       Organic Agricultural Co Ltd
       6th Floor A, Chuangxin Yilu,
       No. 2305, Technology Chuangxincheng,
       Gaoxin Jishu Chanye Technology Development District,
       Harbin City. Heilongjiang Province.
       China 150090

                                                        Re: Organic
Agricultural Co Ltd
                                                            Registration
Statement on Form S-1
                                                            Filed October 5,
2020
                                                            File No. 333-249309

       Dear Mr. Jianjun:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Robert Brantl, Esq.